UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

Traccom Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-2462209
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

2013 SkyCrest Dr. #4 Walnut Creek, CA	94595
(Address of principal executive offices)	(Zip code)

(714) 308-3340

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this semi-annual report, the term “Traccom,” “we,” “us,” “our,” or “the company” refers to Traccom Inc. a Delaware corporation.

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements that are included elsewhere in this Form 1-SA. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the Risk Factors, Cautionary Notice Regarding Forward-Looking Statements and Business sections contained in our Offering Circular qualified by the SEC on May 13, 2021. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. Our future operating results, however, are impossible to predict and no guarantee or warranty is to be inferred from those forward-looking statements.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company was formed in Delaware in November 2018 and, from that date to present, its’ singular focus has been the development and testing of the firmware that will achieve the tracking and reporting functions of the products that the Company will market and sell.

In February 2024, the Board of Directors made the decision to terminate all of its operations and seek a buyer for the Traccom Inc. trading symbol.

On February 5, 2024, the Company entered into a consulting agreement with Aware Capital Consultants Inc. to seek out and introduce the Company to Merger candidates that includes vetting out the candidates, negotiating and closing the merger working with the Company and the Company’s general counsel.  The Board of Directors approved the issuance of 188,160 shares of the Company’s common stock as compensation.

In June 2024, the Company selected Vulcain Inc. based on the consultant’s recommendations to move forward with negotiating a transaction.

Results of Operations

For the six months ended June 30, 2024, the company had no revenue compared to the six months ended June 30, 2023, the company had no revenue.

Total operating expenses for the six months ended June 30, 2024, decreased to $4,867 from $89,424 for the six months ended June 30, 2023. The Company incurred Other Expenses of $127,457 as a result of writing off furniture and software that no longer held vale.

As a result of the foregoing, the company generated a net loss for the six months ended June 30, 2024 in the amount of $(132,325) compared to a net loss for the six months ended June 30, 2023 in the amount of $(89,424).

Liquidity and Capital Resources

As of June 30, 2024, the company has cash and cash equivalents of $ 0. As a result of the company currently generating an operating loss since inception, it has relied upon the cash advances from its current directors and management, as well as funds raised in the Company’s Regulation A offering and a shareholder loan in the amount of $50,000.

For the six months ended June 30, 2024, our directors advanced funds to the company totaling $11,147.

Item 2.	Other Information

None.

Item 3.	Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Form 1-A for the year ended December 31, 2023. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that can be expected for the year ending December 31, 2024.

2

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Walnut Creek, State of California, on September 20, 2024.

Traccom Inc.

/s/ Harry Steck
Chief Executive Officer; Chief Financial Officer; Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Joseph Morgan
Director

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Financial Statements
As of, and for the Six Months Ended June 30, 2024 and 2023
UNAUDITED - NO ASSURANCE GIVEN

4

Traccom Inc.

Balance Sheets

As of June 30, 2024, December 31, 2023 and June 30, 2023

UNAUDITED - NO ASSURANCE GIVEN

	Jun 30, 24	Jun 30, 23
ASSETS
Current Assets
Checking/Savings
Checking Account	0.00	119.11
Total Checking/Savings	0.00	119.11
Accounts Receivable
Indiegogo Reserve	0.00	-0.01
Total Accounts Receivable	0.00	-0.01
Other Current Assets
Inventory Asset	0.00	2,012.48
Total Other Current Assets	0.00	2,012.48
Total Current Assets	0.00	2,131.58
Fixed Assets
Accumulated Depreciation	-642.00	-642.00
Capitalized Software	0.00	125,000.00
Furniture and Equipment	0.00	2,457.95
Total Fixed Assets	-642.00	126,815.95
Other Assets
R&D
Accumulated Depreciation	-1,174.00	-1,174.00
Total R&D	-1,174.00	-1,174.00
Total Other Assets	-1,174.00	-1,174.00
TOTAL ASSETS	-1,816.00	127,773.53
LIABILITIES & EQUITY
Liabilities
Current Liabilities
Accounts Payable
Accounts Payable	13,648.23	22,554.22
Total Accounts Payable	13,648.23	22,554.22
Credit Cards
Wells Fargo Visa	0.00	10,206.48
Total Credit Cards	0.00	10,206.48
Other Current Liabilities
Loan Payable - Forster Company	50,000.00	50,000.00
Loan Payable - Harry Steck	89,308.75	98,621.21
Loan Payable - Joseph Morgan	285,472.25	264,621.11
Unearned Revenue	29,032.00	29,032.00
Total Other Current Liabilities	453,813.00	442,274.32
Total Current Liabilities	467,461.23	475,035.02
Total Liabilities	467,461.23	475,035.02
Equity
Common Stock (APIC)	42,993.53	42,993.53
Common Stock; $0.00025par value	963.67	963.67
Retained Earnings	-380,909.43	-301,793.85
Net Income	-132,325.00	-89,424.84
Total Equity	-469,277.23	-347,261.49
TOTAL LIABILITIES & EQUITY	-1,816.00	127,773.53

The accompanying notes are an integral part of these financial statements.

Traccom Inc.

Statement of Operations

For the Six Months Ended June 30, 2024 and 2023

UNAUDITED - NO ASSURANCE GIVEN

	Jan - Jun 24	Jan - Jun 23
Ordinary Income/Expense
Expense
Banking Service Charges	0.00	609.55
Dues, Subscriptions, Filing Fee	1,318.00	20,237.35
Interest Expense	0.00	1,463.59
Marketing
Advertising	-787.50	0.00
Samples	-4,907.58	0.00
Marketing - Other	950.00	0.00
Total Marketing	-4,745.08	0.00
Office Supplies	0.00	21.95
Product Development	0.00	40,000.00
Professional Fees
Legal	2,622.25	10,591.25
Total Professional Fees	2,622.25	10,591.25
Public Offering Expenses	5,671.88	16,501.15
Total Expense	4,867.05	89,424.84
Net Ordinary Income	-4,867.05	-89,424.84
Other Income/Expense
Other Expense
Disposal of Office Furniture	2,457.95	0.00
Write Off of Software	125,000.00	0.00
Total Other Expense	127,457.95	0.00
Net Other Income	-127,457.95	0.00
Net Income	-132,325.00	-89,424.84

The accompanying notes are an integral part of these financial statements.

Traccom Inc.

Statement of Stockholders' Equity (Deficit)

For the Six Months Ended June 30, 2024 and the Year Ended December 31, 2023

UNAUDITED - NO ASSURANCE GIVEN

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2023	$(336,952)	$-	$(336,952)
Net Income for the period ending June 30, 2024	-	(132,325)	(132,325)
Equity Contributions (Distributions)	-
Balance, June 30, 2024	$(336,952)	$(132,325)	$(469,277)

The accompanying notes are an integral part of these financial statements.

Traccom Inc.

Statement of Cash Flows

For the Six Months Ended June 30, 2024

UNAUDITED - NO ASSURANCE GIVEN

Jan - Jun 24
OPERATING ACTIVITIES
Net Income	-132,325.00
Adjustments to reconcile Net Income
to net cash provided by operations:
Indiegogo Reserve	-0.01
Inventory Asset	2,012.48
Accounts Payable	-8,514.18
Wells Fargo Visa	227.58
Loan Payable - Harry Steck	11,146.80
Net cash provided by Operating Activities	-127,452.33
INVESTING ACTIVITIES
Capitalized Software	125,000.00
Furniture and Equipment	2,457.95
Net cash provided by Investing Activities	127,457.95
Net cash increase for period	5.62
Cash at beginning of period	-5.62
Cash at end of period	0.00

The accompanying notes are an integral part of these financial statements.